SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D/A


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)




                          	SIPEX CORPORATION
                          -----------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                          -----------------------------
                         (Title of Class of Securities)

                                    829909100
                                    ---------
                                 (CUSIP Number)

                              Guy Lavergne, ESQ.
                              2051 Bordelais
                              St-Lazare
                              Quebec, Canada
                              J7T 3C6
                              (514)910-7631
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 5, 2004
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


- --------

1           The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 ALONIM INVESTMENTS INC.
- ------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
- ------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC, OO*
               * Line of credit with broker, CIBC Wood Gundy
- ------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
- ------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
- ------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES


BENEFICIALLY                    13,649,200
 OWNED BY                   See Footnote (1)
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               13,649,200
                            See Footnote (1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
- ------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     13,649,200   See Footnote (1)
- ------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              /X
                                 See Footnote (2)
- ------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     40.18 %  See Footnote (2.1)
- ------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
==============================================================================

(1) This number includes 900,000 shares acquired further to the exercise by Rodfre Holding LLC of a warrant, on August 5, 2004. Out of the 13,649,200 shares of outstanding common stock, 9,049,200 shares are held indirectly through wholly owned affiliate Rodfre Holding LLC and 4,600,000 shares are held indirectly through wholly owned affiliate Rodfre Lending LLC.

(2) Excludes shares beneficially owned respectively by Rodney H. Miller, and MJM Publicity Ltd. Pursuant to Rule 13D-4 of the Securities Exchange Act of 1934. -Robert G. Miller, as well as Alonim Investments Inc. and its affiliates do hereby disclaim the beneficial ownership of shares held respectively by MJM Publicity Ltd. and Rodney H. Miller.

(2.1) This proportion was calculated based upon a denominator of 33,972,000 outstanding shares, being the sum total of the 33,072,000 shares outstanding before the conversion of the warrant, and the 900,000 shares attached to the conversion of the warrant held by Rodfre Holding LLC.

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 ROBMILCO HOLDINGS INC.
- ------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
- ------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     N/A
- ------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
- ------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
- ------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY         - 13,649,200 -  See Footnote (3)
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                     - 13,649,200 -  See Footnote (3)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
- ------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 13,649,200 - See Footnote (3)
- ------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             /X
               See Footnote (4)
- ------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     40.18 %  See Footnote (2.1)
- ------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

3. These are the same shares as reported by Alonim Investments Inc.

4. Excludes shares beneficially owned respectively by Rodney H. Miller, and MJM Publicity Ltd. Pursuant to Rule 13D-4 of the Securities Exchange Act of 1934, Robert G. Miller, as well as Alonim Investments Inc. and its affiliates do hereby disclaim the beneficial ownership of shares held respectively by MJM Publicity Ltd. and Rodney H. Miller.


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 ROBERT G. MILLER
- ------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
- ------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------

     4         SOURCE OF FUNDS*
                     N/A
- ------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
- ------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
- ------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 13,649,200 -
 OWNED BY
   EACH                         See Footnote (5)
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER


                                - 13,649,200 -

                                See Footnote (5)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
- ------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 13,649,200 -  See Footnote (5)
- ------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             /X
               See Footnote (6)

- ------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    40.18 %  See Footnote (2.1)
- ------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================
5 - These are the same shares as reported by Alonim Investments Inc.


6 - Excludes shares beneficially owned respectively by Rodney H. Miller, and MJM Publicity Ltd. Pursuant to Rule 13D-4 of the Securities Exchange Act of 1934, Robert G. Miller, as well as Alonim Investments Inc. and its affiliates do hereby disclaim the beneficial ownership of shares held respectively by MJM Publicity Ltd. and Rodney H. Miller.

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Rodney H. Miller
- ------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
- ------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF, AF

- ------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
- ------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
- ------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 0 -
 OWNED BY
   EACH
 REPORTING

PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 350,000 See Footnote (7) -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -

               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 300,000 See Footnote (7) -
- ------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 250,000 -

- ------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              /X/

               See Footnote (8)
- ------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0,76 %  See Footnote (2.1)
- ------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
==============================================================================

7 - Rodney H. Miller and MJM Publicity Ltd., through holding companies, hold respectively 71.43% and 28.57% of the voting stock of the parent company of Joie Investment Holding LLC, which holds these 350,000 shares of the Issuer. They have joint disposition and voting power over these shares.

8 - Excludes shares beneficially owned by Alonim Investments Inc. and MJM Publicity Ltd. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, Rodney H. Miller does hereby disclaim beneficial/ownership of securities of the Issuer held respectively by Alonim Investments Inc. (including securities held through affiliates Rodfre Holding LLC and Rodfre - Lending LLC) and MJM Publicity Ltd.

==============================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 MJM Publicity LTD.
- ------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /
                                                                       (b) /X/
- ------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
- ------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               / /
- ------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
- ------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 0 -
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 350,000 See Footnote (9) -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 350,000 See Footnote (9) -
- ------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     100,000
- ------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             /X

               See Footnote (10)

9 - Rodney H. Miller and MJM Publicity Ltd., through Joie Investment Holding LLC, hold respectively 2/3 and 1/3 voting power and dispositive power over these 300,000 shares of the Issuer.

10 - Excludes shares owned by Alonim Investments Inc. and Rodney H. Miller. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, MJM
Publicity Ltd. does hereby disclaim beneficial/ownership of securities of the Issuer held respectively by Rodney H. Miller, and Alonim
Investments Inc. (including securities held through affiliates
Rodfre Holding LLC and Rodfre - Lending LLC.)
- ------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.30 %  See Footnote (2.1)
- ------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================
Item 1.  Security and Issuer

         This Amendment no. 6 to the Reporting Persons' (as defined in Item 2)
Schedule 13D relates to the shares of common stock of Sipex Corporation, a Delaware corporation (the "Company"). The Company's registered office is located at 233 South Hillview Drive, Milpitas, CA 95035, Tel: 408 934-7500,
Fax: 408 935-7600


Item 2.  Identity and Background

         This Amendment is being filed by Alonim Investments Inc.

(acting on its own behalf and on behalf of its wholly owned affiliates Rodfre Investments Inc., Rodfre Lending LLC, and Rodfre Holding LLC), by Robmilco Holdings Ltd., by Robert G. Miller; and by MJM Publicity LTD. and Rodney H. Miller (the latter acting on their own behalf and on behalf of Joie Investment Holding LLC) (each, a "Reporting Person" and collectively, the "Reporting Persons").

         All information concerning the Reporting Persons remains as reported in the Schedule 13D/A filed by the Reporting Persons as of April 29, 2004.

         The purpose of this Amendment is (i) to report the conversion by Rodfre Holding LLC of the warrant to purchase 900,000 shares of the common stock of the Issuer at an exercise price of $2.9458 per share, for a total of $2,651,220, and (ii) to report the execution of a Modification Agreement, which amends the Registration and Standstill Agreement, which was entered into by the Issuer and Alonim Investments
Inc. et al as of June 20, 2003. As a result of the Modification Agreement, Alonim Investments Inc. and its affiliates are now allowed to hold up to the lesser of: (a) 42.5% of the voting stock of the Issuer on a fully diluted basis, and (b) 49% of the voting stock of the Issuer on a non-diluted basis. The warrant had become exercisable as of September 26, 2003.

Item 3.  Source and Amount of Funds or Other Consideration

        Remains as reported on Schedule 13D/A.


Item 4.  Purpose of Transaction


	Remains as reported on Schedule 13D (as modified by Schedule 13D/A).


Item 5.  Interest in Securities of the Issuer

(a)	As of August 5, 2004, Alonim Investments Inc. owned
        beneficially 13,649,200 shares of the common stock of the Issuer which constitutes approximately 40.18 % of the Common Stock outstanding, through its wholly owned affiliates
        Rodfre Holding LLC and Rodfre Lending LLC as reported hereinabove.

        As of August 5, 2004, Robert G. Miller had no direct beneficial ownership of the Common Stock outstanding. His only indirect beneficial ownership is as reported by Alonim Investments Inc.

        As of August 5, 2004, Robmilco Holdings Ltd. had no direct beneficial ownership of the Common Stock outstanding. Its only indirect beneficial ownership is as reported by Alonim
        Investments Inc.

	As of August 5, 2004, MJM Publicity Ltd. owned beneficially 100,000 shares, of the common stock of the Issuer (through a 28.57% interest in the parent company of Joie Investment Holding
	LLC), which constitutes approximately 0.30 % of the Common Stock of the Issuer outstanding.

	As of August 5, 2004, Rodney H. Miller owned beneficially
        250,000 shares, of the common stock of the Issuer (through a 71.43% interest in the parent company, Joie Investment Holding LLC), which constitutes approximately 0.76 % of the Common Stock of the Issuer outstanding.

(b)	Alonim Investments Inc. (through its wholly owned affiliate
	Rodfre Holding LLC) has the sole power to exercise the aforementioned Warrant, and to vote and to dispose of the 9,049,200 shares of common stock held in Rodfre Holding LLC's name and the 4,600,000 shares of common stock held in Rodfre Lending LLC's name. Mr. Miller, the sole director and president of Alonim Investments Inc., may be deemed to share the power to vote or direct the voting of and to dispose or direct the voting of or disposition of the Common Stock of the Issuer owned by Alonim Investments
 	Inc. as a result of his management position with Alonim
 	Investments Inc.

(c)	MJM Publicity Ltd. and Rodney H. Miller have the joint power to
	vote and to dispose of the 350,000 shares of the common stock of the Issuer held in the name of Joie Investment Holding
	LLC. Mrs. Margaret J. Miller, the sole director and president of MJM Publicity Ltd., may be deemed to share the power to vote or direct the voting of and to dispose or direct the voting of or disposition of the Common Stock of the Issuer owned by MJM Publicity Ltd. as a result of her management position with MJM Publicity Ltd.

	Over the course of the past 60 days, Rodney H. Miller, MJM Publicity Ltd. and Alonim Investment Inc. neither disposed of nor acquired any securities of the Issuer.

(d)	Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the Shares owned by the Reporting Persons.

(e)	Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

	Remains as reported on Schedule 13D/A on April 29, 2004.

Item 7. Materials to be Filed as Exhibits

	(a)  Modification Agreement dated as of August 5, 2004.
	(b)  Notice of Exercise of Warrant dated as of August 5, 2004.


Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2004                    Alonim Investments Inc.

                                         /s/ Guy Lavergne, ESQ.
                                        --------------------------
                                         Guy Lavergne, Attorney






Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2004                       Robmilco Holdings Inc.



                                            /s/ Guy Lavergne, ESQ.
                                            -------------------------
                                            Guy Lavergne, Attorney

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2004                       Robert G. Miller



                                            /s/ Guy Lavergne, ESQ.
                                            ---------------------------
                                            Guy Lavergne, Attorney

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2004                        MJM Publicity Ltd.



                                             /s/ Guy Lavergne, ESQ.
                                             ---------------------------
                                             Guy Lavergne, Attorney

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2004                        Rodney H. Miller



                                             /s/ Guy Lavergne, ESQ.
                                             ---------------------------
                                             Guy Lavergne, Attorney

----------------------------------------------------------------------------
				Appendix A

			Modification Agreement


              MODIFICATION AGREEMENT, dated as of August 5, 2004 (this "Modification Agreement"), by and among Sipex Corporation, a Delaware corporation (the "Company") (of the First Part); and Rodfre Lending LLC, a Delaware limited liability company ("Rodfre Lending"), and Rodfre
Holding LLC, a Delaware limited liability company ("Rodfre Holding")
(of the Second Part).
              WHEREAS, pursuant to a statutory merger, the Company has changed its jurisdiction of incorporation from Massachusetts to Delaware, and all references to the Company herein shall mean the successor Delaware corporation and its predecessor Massachusetts corporation;
              WHEREAS, pursuant to a Securities Purchase Agreement dated as of September 27, 2002 between the Company and S&F Financial Holdings Inc., a Canadian corporation ("S&F") (the "Purchase Agreement"), the Company has sold to S&F , and S&F has purchased from the Company a warrant, convertible into nine hundred thousand (900,000) shares of Common Stock at a conversion price of $2.9458 per share (the "Warrant"). Each capitalized term used and not otherwise defined herein shall have the meaning assigned to such term in the Purchase Agreement or, if not defined therein, in the Warrant;
              WHEREAS, effective as of July 21, 2003, S&F has transferred to Alonim Investments Inc. ("Alonim") and Alonim has assumed all of the assets and liabilities of S&F including, but not limited to the Warrant, and S&F was subsequently dissolved effective as of July 24, 2003;
              WHEREAS, effective as of July 21, 2003, Alonim has transferred the Warrant to Future Electronics Inc., a Canadian corporation ("Future") and Future thereafter transferred the Warrant to Rodfre Investments Inc., a Canadian corporation, and Rodfre Investments thereafter transferred the Warrant to Rodfre Holding;
              WHEREAS, Rodfre Holding is the successor and assignee of all rights and obligations of S&F Financial Holdings Inc. in respect of the Warrant;
              WHEREAS, pursuant to the Registration and Standstill Agreement dated as of June 20, 2003 ( the "Registration and Standstill Agreement" ) among the Company, of the first part, and Alonim, S&F, and Future (collectively, the "Future Entities"), of the second part, the Company has granted certain registration rights and the Future Entities have agreed to certain restrictions on the acquisition and disposition of Common Stock;
              WHEREAS, pursuant to the Voting Agreement dated as of June 20, 2003 (the "Voting Agreement") between the Company and Alonim, Alonim has agreed to certain restrictions on the voting of the Company's Common Stock;
              WHEREAS, effective as of July 21, 2003, Alonim has transferred to Rodfre Investments, and Rodfre Investments thereafter transferred to Rodfre Holding, all of the six million eighty five thousand two hundred (6,085,200) shares of Common Stock, which Alonim held prior to such transfer;
              WHEREAS, Alonim has also transferred to Rodfre Investments, and Rodfre Investments thereafter transferred unto Rodfre Holding all of the two million sixty four thousand (2,064,000) shares of Common Stock that it acquired after July 21, 2003;
              WHEREAS, Future, Rodfre Lending, Rodfre Holding and Rodfre Investments and each of them are wholly owned subsidiaries of the Purchaser;
              WHEREAS, the Company has acknowledged and consented, to the extent that the same may be required, to the foregoing transfers of the shares of Common Stock, and the Warrant, and all parties, and the Intervenors (as defined below), acknowledge that the Purchase Agreement, the Registration and Standstill Agreement and the Voting Agreement are binding upon Rodfre Holding and Rodfre Lending and that they shall be deemed to be parties to the same,as if originally named therein;
              WHEREAS, on December 23, 2003, the parties hereto and the Intervenors entered into a Modification Agreement, which, amongst other things, amended the Registration and Standstill Agreement (the "First Modification Agreement");
              WHEREAS, subsequent to the Modification Agreement, on or about February 18, 2004, Rodfre Lending converted the 2002 Note and the
2003 Note into respectively one million, six hundred thousand (1,600,000) and three million (3,000,000) shares of Common Stock.
              WHEREAS, the Company, the Intervenors, Rodfre Holding, and Rodfre Lending desire to further modify the terms and conditions of the Registration and Standstill Agreement as set forth hereafter;
              WHEREAS, the Company and Rodfre Holding desire for the Holder of theWarrant to exercise the Warrant immediately upon closing of the transactions contemplated herein; and
              WHEREAS, except as previously amended or provided for or contemplated herein, the Company, Rodfre Holding, Rodfre Lending and the Intervenors, desire to preserve in full force and effect the agreements set forth in the Registration and Standstill Agreement and the Voting Agreement.
              NOW, THEREFORE, in consideration of the mutual agreements herein contained and other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto agree as follows:
              Section 1. Incorporation of Recitals. The Recitals of this Agreement shall be deemed to constitute a part hereof;
              Section 2. Exercise of Warrant. Subject to the terms and conditions hereof, the Warrant shall be exercised immediately upon closing of the instant transactions. Concurrently hereto, Rodfre Holding does hereby tender to the Company, and the Company does hereby acknowledge receiving from Rodfre Holding the Notice of Exercise of the Warrant, together with the payment by Rodfre Holding of the sum of two million, six hundred and fifty-one thousand, two hundred and twenty dollars ($2,651,220.00), which is nine hundred thousand (900,000) times the conversion price
($2.9458) being the consideration paid for the issuance of said nine hundred thousand (900,000) shares of Common Stock. The Company shall promptly thereafter issue to Rodfre Holding, a share certificate or share certificates representing 900,000 new shares of Common Stock.
              Section 3.  Amendments to Registration and Standstill Agreement.
              (i) Section 2 (a) (i) of the Registration and Standstill Agreement shall be amended to read as follows:
"acquire (by purchase or otherwise), offer to acquire, or agree to acquire, directly or indirectly, any shares of Company Voting Stock or Derivative Securities if the effect of such acquisition would be to cause Alonim and its Affiliates to become, in the aggregate, the Beneficial Owner of either:
(A) on a Fully Diluted Basis, more than forty-two and a half percent (42.5%) of the Company Voting Stock (the "Standstill Percentage"); or (B) on a non-diluted basis, more than forty-nine percent (49%) of the outstanding Company Voting Stock (the "Second Standstill Percentage").
       (ii) Section 2 (a) (ii) of the Registration and Standstill Agreement is hereby amended to read as follows:
"request that the Company or any of its representatives, directly or indirectly, amend or waive any provision of this Section 2.
Notwithstanding the foregoing, Alonim and its Affiliates shall not be in breach hereof, nor shall they be obligated to dispose of Company Voting
Stock or Derivative Securities if the aggregate percentage of Company Voting Stock which Alonim and its Affiliates are the Beneficial Owner of: (A) on a Fully Diluted Basis, exceeds the Standstill Percentage; or (B) on a non-diluted basis, exceeds the Second Standstill Percentage; in each case solely as a result of (1) the Company engaging in a stock repurchase of shares of its Company Voting Stock or (2) the lapsing of subscription rights pursuant to Derivative Securities not Beneficially Owned by Alonim and its Affiliates."
       (iii) Section 4 (a) (ii) of the Registration and Standstill Agreement is hereby amended to read as follows:

"from time to time, upon demand from Alonim, prepare and file with the SEC a registration statement (each such registration statement, an "Additional Registration Statement," and "Registration Statement" shall refer to the Initial Registration Statement, any Additional Registration Statement or any registration statement filed pursuant to Section 4(b) hereof), subject to receipt of the information called for by the questionnaire attached to this Agreement as Exhibit A from Alonim, after prompt written request from the Company to Alonim to provide such information. Such Additional Registration Statement(s) shall be prepared to enable the resale by Alonim or its Affiliates, from time to time, on the automated quotation system of the Nasdaq National Market (or any other exchange or market on which the Common Stock is then listed or traded), or in privately negotiated transactions, without restriction other than those expressly set forth herein, of the other shares of Common Stock now or in the future held by Alonim or any of its Affiliates within the Standstill Percentage
(on a Fully Diluted Basis) and within the Second Standstill Percentage
(on a non-diluted basis) (the "Affiliate Shares"); provided, that any such demand for registration pursuant to this subsection 4(a)(ii) by Alonim shall be for a minimum of 2,000,000 shares;"
       (iv) Section 5 (b) of the Registration and Standstill Agreement is hereby amended to read as follows:
"During the term of this Agreement, the Company shall not take any action in such a manner that would cause Alonim and its Affiliates' aggregate Beneficial Ownership of Company Voting Stock; (i) on a Fully Diluted
Basis, to exceed the Standstill Percentage; or (ii) on a non-diluted basis, to exceed the Second Standstill Percentage."
              Section 4. Covenants. Each party agrees to cooperate with each other and their respective officers, employees, attorneys, accountants and other agents, and, generally, do such other acts and things in good faith as may be reasonable or appropriate to timely effectuate the intents and purposes of this Modification Agreement and the consummation of the transactions contemplated hereby, including, but not limited to, execution of any additional document, contract, deed, or other instrument, consistent with the terms and conditions hereof, necessary or useful to give effect to the transactions contemplated hereby.
              Section 5. Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware.
              Section 6.  Captions.  The captions and paragraph
headings of this Modification Agreement are solely for the convenience of reference and shall not affect its interpretation.
              Section 7. Counterparts. This Modification Agreement may be signed in one or more counterparts, each of which shall be an original, but all of which together shall constitute one instrument.
              Section 8. Effect of Modification Agreement. Except as expressly amended or as contemplated by this Modification Agreement, the Warrant, the Registration and Standstill Agreement and the Voting Agreement shall remain in full force and effect as the same were in effect immediately prior to the effectiveness of this Modification Agreement. All references in the Registration and Standstill Agreement to "this Agreement" shall be deemed to refer to the Registration and Standstill Agreement as modified by this Modification Agreement.
              Section 9. Successors and Assigns, Intervenors. This Modification Agreement, as well as all other agreements and instruments ancillary hereto, shall avail in favor of and be binding upon the parties hereto and upon the Intervenors, and their respective successors and assigns.

IN WITNESS WHEREOF, the parties hereto have caused this Modification Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

SIPEX CORPORATION
By:
Name:	Walid Maghribi
Title:	President and Chief Executive Officer
RODFRE HOLDING LLC
By:
Name:	Robert B. Roop
Title:	Mnager
RODFRE LENDING LLC
By:
Name:	Rbert B. Roop
Title:	Manager

INTERVENTION


For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, we, Alonim Investments Inc., a Canadian corporation, and Future Electronics Inc., a New Brunswick corporation, (herein and in the Agreement referred to as the "Intervenors") do hereby acknowledge, concur in and consent to the transactions contemplated in this Modification Agreement, for all intents and purposes, and agree to be bound by the terms and conditions of this Modification Agreement as if we were each parties to this Modification Agreement and to cause our subsidiaries and affiliates to be similarly bound if necessary or useful to give effect to the transactions contemplated hereby.

IN WITNESS WHEREOF, the Intervenors have executed this Intervention to the Modification Agreement, through their respective authorized officers as of the day and year first above written.


FUTURE ELECTRONICS INC.
By:
Name:Guy Lavergne
Title:Attorney in Fact
ALONIM INVESTMENTS INC.
By:
Name:	Guy Lavergne
Title:	Attorney in Fact




----------------------------------------------------------------------

				Appendix B

			Notice of Exercise of Warrant

Sipex Corporation
233 South Hillview Drive
Milpitas, CA 95035

Attention:  Mr.Ray Wallin, Chief Financial Officer

Re: Warrant to Purchase 900,000 Shares of Common Stock of Sipex Corporation ("Sipex")@ $2.9458 per share("Security")



NOTICE OF EXERCISE OF WARRANT


Subject to the execution, by Sipex and all other parties concerned, of that certain Modification Agreement dated as of August 4, 2004, the undersigned holder of this Security hereby irrevocably exercises the right to subscribe 900,000 shares of the Common Stock of Sipex, pursuant to the Security and does hereby tender to Sipex the original Security, and the sum of $2,651,220.00 in the currency of the United States of America, in accordance with the terms of the Security and the Modification Agreement dated as of August 4, 2004, and directs that such shares be delivered to and be registered in the name of the undersigned.

The undersigned represents that the underlying shares are being acquired for the account of the undersigned for investment and not with a view to, or for resale in connection with, the distribution thereof and that the undersigned has no present intention of distributing or reselling such shares, all except in compliance with applicable securities laws.

Dated:	August 5 , 2004


RODFRE HOLDING, LLC
(US TAX IDENTIFICATION # 47-0935666)



By:
Robert B. Roop
Manager